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                        December 14, 2023

       Chun-Hsien Tsai
       Chief Executive Officer
       Ainos, Inc.
       8880 Rio San Diego Drive, Ste. 800
       San Diego, CA 92108

                                                        Re: Ainos, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 8,
2023
                                                            File No. 333-275971

       Dear Chun-Hsien Tsai :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Carol B. Stubblefield